
                                            Registration Statement No. 333-60570
                                                Filed Pursuant to Rule 424(b)(2)

PROSPECTUS
(Dated May 21, 2001)

                                 92,920 Shares

                          CARRIER ACCESS CORPORATION

                                 Common Stock

                              ___________________


          This prospectus is part of a registration statement that we filed with the SEC relating to the public offering of 92,920 shares (the "Shares") of our common stock that are held by some of our current stockholders. We issued such shares to these selling stockholders in connection with the acquisition of Millennia Systems, Inc., a Virginia corporation. The sale of the Shares is not being underwritten.

          Our common stock is listed on The Nasdaq Stock Market's National
Market under the symbol "CACS." On May 18, 2001, the last sale price of our common stock was $7.25 per share.

               This Offering Involves Material Risks. See "Risk Factors"
Beginning On Page 4.

                              ___________________


          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                              ___________________


                         Prospectus dated May 21, 2001

                                       1
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                               TABLE OF CONTENTS
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WHERE YOU CAN FIND MORE INFORMATION...................................  2
FORWARD-LOOKING STATEMENTS............................................  3
THE COMPANY...........................................................  4
RISK FACTORS..........................................................  4
USE OF PROCEEDS....................................................... 16
SELLING STOCKHOLDERS.................................................. 16
PLAN OF DISTRIBUTION.................................................. 16
LEGAL MATTERS......................................................... 18
EXPERTS............................................................... 18

                              ___________________


     You should rely only on the information contained or incorporated by reference in this prospectus and in any accompanying prospectus supplement. We have not authorized anyone to provide you with different information.

     The shares of common stock are not being offered in any jurisdiction where an offer is not permitted.

     You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the documents.

                      WHERE YOU CAN FIND MORE INFORMATION

     . GOVERNMENT FILINGS. We file annual, quarterly and special reports and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy any document that we file at the SEC's public reference rooms at 450 Fifth Street, N.W. in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to you free of charge at the SEC's web site at http://www.sec.gov.
                                             ------------------

     . STOCK MARKET. The common stock is traded on The Nasdaq Stock Market's National Market. Material filed by Carrier Access can be inspected at the offices of The Nasdaq Stock Market, Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

     . INFORMATION INCORPORATED BY REFERENCE. The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede previously filed information, including information contained in this document.

     We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until this offering has been completed:

          1. Our Annual Report on Form 10-K for the fiscal year ended December 31, 2000.

          2. Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001.

          3. The description of our common stock, which is contained in our registration statement on Form 8-A filed on July 7, 1998.

     You may request free copies of these filings by writing or telephoning us at the following address:

                          Carrier Access Corporation
                              5395 Pearl Parkway
                              Boulder, CO  80301
                         Attention: Investor Relations
                                (303) 442-5455

                          FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated into this prospectus by reference contain forward-looking statements. Such forward-looking statements are not historical facts but rather are based on current expectations, estimates and projections about Carrier Access's industry, management's beliefs, and assumptions made by management. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control, that are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in such forward-looking statements. Such risks and uncertainties include those described in "Risk Factors" in this prospectus and in the documents incorporated into this prospectus by reference. You are cautioned not to place undue reliance on these forward-looking statements which reflect management's view only as of the date of this prospectus. We undertake no obligation to update such statements or publicly release the result of any revisions to these forward-looking statements which it may make to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                                  THE COMPANY

     We are a leading provider of broadband digital equipment solutions to communications service providers. These service providers include competitive local exchange carriers, incumbent local exchange carriers, independent operating companies, interexchange carriers, Internet service providers, and wireless mobility carriers. Our products are used for the provisioning of enhanced voice and high-speed data and Internet services by service providers to businesses, government and enterprise end users. Our Access Bank(R), Wide Bank(R), Access Navigator(TM), Adit(TM) and Broadmore products are connected to T1, high-bit-rate digital subscriber line, digital radio, T3 and optical access and transport networks.

     Our digital equipment provides a "last mile" solution for the distribution and management of high bandwidth services from service providers throughout the United States. Reaching large numbers of consumers using voice and high-speed Internet access requires connectivity from service providers to end users. Installation of our central office communications and customer-located voice and data communications equipment enables this connectivity. Our products allow service providers to cost-effectively connect end users to their network products, decrease ongoing transmission equipment and maintenance expenses, while enabling new service delivery, such as integrated voice, video, data and high-speed Internet access. Our products enable high bandwidth digital deployments targeted at end users requiring between four and 2,800 telephone and data line equivalents of bandwidth. We believe that over 500 service providers and 1,875 other end users have purchased our products directly or through our distributors.

                                  RISK FACTORS

     Investors should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently believe are immaterial may also impair our business operations. Our business could be harmed by any of these risks. The trading price of our common stock could decline due to any of these risks and investors may lose all or part of their investment. In assessing these risks, investors should also refer to the other information contained or incorporated by reference in this Form S-3, including our consolidated financial statements and related notes.

We Have a Limited Operating History.

     We have a limited operating history. We did not begin commercial deployment of our broadband digital access equipment until 1995. Prior to 1997, we recorded only nominal product revenue. Although we have been profitable on an annual basis in recent years, we had a loss from operations of $2.1 million in the fourth quarter of 2000. Accordingly, an investor in our common stock must evaluate the risks, uncertainties and difficulties frequently encountered by early stage companies in rapidly evolving markets such as the communications equipment industry. Some of these risks include:

 .  significant fluctuations in quarterly operating results;

 .  the intensely competitive market for communications equipment;

 . the expenses and challenges encountered in expanding our sales, marketing and research and development infrastructure;

 . the risks related to our timely introduction of new packet based products and product enhancements; and

 . the risks associated with general economic conditions, particularly as they may effect the communications equipment industry.

Due to our limited operating history and experience with respect to these issues, we may not successfully implement any of our strategies or successfully address these risks and uncertainties.

Our Quarterly Results Fluctuate Significantly, and We May Not be Able to Maintain Our Growth Rates.

     Although our revenues grew significantly from fiscal 1998 to 2000, these growth rates may not be sustainable, as is evidenced by our Wide Bank revenue, and you should not use these past results to predict future revenue or operating results. Additionally, our revenues in the third and fourth quarters of 2000 fell short of initial management estimates, and we experienced a decrease in revenues and an operating loss in the fourth quarter of 2000. We cannot guarantee that the Company will not have revenue shortfalls again in the future. Our quarterly and annual operating results have fluctuated in the past and may vary significantly in the future. Our future operating results will depend on many factors, many of which are outside of our control, including the following:

 .  the size of the orders for our products, and the timing of such orders;

 . the commercial success of our products, and our ability to ship enough products to meet customer demand;

 . changes in the financial stability of our distributors, customers or suppliers;

 .  changes in our pricing policies or the pricing policies of our competitors;

 .  fluctuations in ordering due to increased direct sales to customers;

 .  potential bad debt due to increased direct sales;

 .  inability to obtain third party financing for our service provider customers;

 .  seasonal fluctuations in the placement of orders;

 .  changes in our distribution channels;

 . potential delays or deferrals in our product implementation at customer sites;

 . technical problems in customizing or integrating our products with end users' systems, and potential product failures or errors;

 .  certain government regulations; and

 . general economic conditions as well as those specific to the communications equipment industry.

     A significant portion of our net revenue has been derived from a limited number of large orders, and we believe that this trend will continue in the future, especially if the percentage of direct

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sales to end users increases. The timing of these orders and our ability to fulfill them can cause material fluctuations in our operating results, and we anticipate that such fluctuations will occur. Also, our distribution and purchase agreements generally allow our distributors and direct customers to postpone or cancel orders without penalty until a relatively short period of time prior to shipment. In the third and fourth quarters of 2000, we experienced cancellations and delays of orders, and we expect to continue to experience order cancellations and delays from time to time in the future. Any shortfall in orders would harm our operating income for a quarter or series of quarters, especially since operating expenses in a quarter are relatively fixed, and these fluctuations could affect the market price of our common stock.

     Because most all of our sales have historically been through indirect distribution channels, our ability to judge the timing and size of individual orders is more limited than for manufacturers who have been selling directly to the end users of their products for longer periods of time. Moreover, the current downturn in general economic conditions has lead to significant reductions in customer spending for telecommunications equipment, which has resulted in delays or cancellations of orders for our products. Our operating expenses are based on our expectations of future revenues and are relatively fixed in the short term. Due to these and other factors, if our quarterly or annual revenues fall below the expectations of securities analysts and investors, the trading price our common stock could significantly decline, as we experienced in the third and fourth quarters of 2000.

We Depend on Emerging Service Providers for Substantially All of Our Business.

     Our customers have consisted primarily of competitive local exchange carriers and, to a lesser extent, long distance service providers, Internet service providers, independent operating carriers and wireless service providers. The market for the services provided by the majority of these service providers has only begun to emerge since the passage of the Telecommunications Act of 1996 (the "1996 Act"), and many new and existing service providers are continuing to build their networks and infrastructure and rolling out their services in new geographical areas. These new service providers require substantial capital for the development, construction and expansion of their networks and the introduction of their services. The ability of these emerging service providers to fund such expenditures often depends on their ability to obtain sufficient financing. Recently, this financing has not been available to many of these emerging service providers on favorable terms, if at all, particularly due to recent negative market conditions in the United States. If our current or potential emerging service provider customers cannot successfully raise the needed funds, or if they experience any other trends adversely affecting their operating results or profitability, these service providers' capital spending programs may be adversely impacted. If our current or potential service provider customers are forced to defer or curtail their capital spending programs, our sales and operating results will likely be harmed.

     In addition, many of the industries in which the service providers operate have recently experienced consolidation. In particular, many telecommunication service providers have recently acquired, been acquired or merged with Internet service providers or other service providers. The loss of one or more of our service provider customers, through industry consolidation or otherwise, could have a material adverse effect on our sales and operating results.

Our Customers are Subject to Heavy Government Regulation in the
Telecommunications Industry, and Regulatory Uncertainty May Have a Material Adverse Effect on Our Business.

     Competitive local exchange carriers are allowed to compete with independent local exchange carriers in the provisioning of local exchange services primarily as a result of the adoption of regulations under the 1996 Act that impose new duties on independent local exchange carriers to open their local telephone markets to competition. Although the 1996 Act was designed to expand competition in the telecommunications industry, the realization of the objectives of the 1996 Act is subject to many uncertainties. Such uncertainties include judicial and administrative proceedings designed to define rights and obligations pursuant to the 1996 Act, actions or inaction by independent local exchange carriers or other service providers that affect the pace at which changes contemplated by the 1996 Act occur, resolution of questions concerning which parties will finance such changes, and other regulatory, economic and political factors. Any changes to the 1996 Act or the regulations adopted thereunder, the adoption of new regulations by federal or state regulatory authorities under the 1996 Act or any legal challenges to the 1996 Act could have a material adverse impact upon the market for our products.

     We are aware of certain litigation challenging the validity of the 1996 Act and local telephone competition rules adopted by the Federal Communications Commission ("FCC") for the purpose of implementing the 1996 Act. Furthermore, Congress has indicated that it may hold hearings to gauge the competitive impact of the 1996 Act and we cannot assure you that Congress will not propose changes to the Act. This litigation and potential regulatory change may delay further implementation of the 1996 Act, which could hurt demand for our products. Moreover, our distributors or service provider customers may require that we modify our products to address actual or anticipated changes in the regulatory environment. Further, we may decide to modify our products to meet these anticipated changes. Our inability to modify our products in a timely manner or address such regulatory changes could harm our business.

Our Markets are Highly Competitive and Have Many More Established Competitors.

     The market for our products is intensely competitive, with a large number of equipment suppliers providing a variety of products to diverse market segments within the telecommunications industry. Our existing and potential competitors include many large domestic and international companies, including certain companies that have substantially greater financial, manufacturing, technological, sales and marketing, distribution and other resources. Our principal competitors for our Access Bank and Adit product include Accelerated Networks, Adtran, AFC, Cisco, CopperCom, Efficient Networks, General Datacom, Jetstream, Lucent, NEC, Newbridge, Nortel, Pairgain, Paradyne, Polycom, VINA Technologies and other small private companies. Our principal competitors for our Wide Bank product include Adtran, Alcatel, NEC, Nortel and other small private companies. Our principal competitors for our Access Navigator product include AFC, Alcatel, Cisco, Lucent, Newbridge, Nortel, Telect, Tellabs and other small private companies. We expect that many of our competitors who currently offer products competitive with only one of our products will eventually offer products competitive with all of our products. In addition, many start-up companies have recently begun to manufacture products similar to ours. Due to the rapidly evolving markets in which we compete, additional competitors with significant market presence and financial resources, including large telecommunications equipment manufacturers and computer hardware and software companies, may enter these markets through acquisition, thereby further intensifying competition. Additionally, one of our distributors is currently competing with us, and additional distributors may begin to develop or market products that compete with our products.

     Many of our current and potential competitors are substantially larger than we are and have significantly greater financial, sales and marketing, technical, manufacturing and other resources and more established channels of distribution. As a result, such competitors may be able to respond more rapidly to new or emerging technologies and changes in customer requirements, or to devote greater resources than we can devote to the development, promotion and sale of their products. Such competitors may enter our existing or future markets with solutions that may be less costly, provide higher performance or additional features or be introduced earlier than our solutions. Many telecommunications companies have large internal development organizations that develop software solutions and provide services similar to our products and services. We expect our competitors to continue to improve the performance of their current products and to introduce new products or technologies that provide added functionality and other features. Successful new product introductions or enhancements by our competitors could cause a significant decline in sales or loss of market acceptance of our products. Competitive products may also cause continued intense price competition or render our products or technologies obsolete or noncompetitive.

     To be competitive, we will have to continue to invest significant resources in research and development and sales and marketing. We may not have sufficient resources to make such investments or be able to make the technological advances necessary to be competitive. In addition, our current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address the needs of our prospective customers. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any of which would harm our business.

We Are Substantially Dependent on Our Distribution Channels.

     To date, a large portion of the sales of our products has been made through distributors. Our distributors are responsible for warehousing products and fulfilling product orders as well as servicing potential competitive service provider customers and, in some cases, customizing and integrating our products at end users' sites. As a result, our success depends on maintaining good relations with our distributors. Sales of our products historically have been made to a limited number of distributors and other direct customers, as follows:

 .  In 1998, Walker & Associates, Phillips Communications and Telsource
   Corporation accounted for 43%, 15% and 13% of net revenue, respectively.

 .  In 1999, Walker & Associates and ADC Telecommunications, Inc. accounted for
   27% and 14% of net revenue, respectively.

 .  For the year ended December 31, 2000 Walker & Associates and ADC
   Telecommunications, Inc. accounted for 18% and 16% of net revenue respectively.

     We expect that a significant portion of sales of our products will continue to be made to a small number of distributors. Accordingly, if we lose any of our key distributors, or experience reduced sales to such distributors, our business would be harmed.

     We have limited knowledge of the financial condition of certain of our distributors, however, we are aware that some of our distributors have limited financial and other resources which could impair their ability to pay us. We cannot assure you that any bad debts that we incur will not exceed our reserves or that the financial instability of one or more of our distributors will not harm our business, financial condition or results of operations.

     We generally provide our distributors with limited stock rotation and price protection rights. Other than limited stock rotation rights, we do not provide our distributors with general product return rights. We have limited knowledge of the inventory levels of our products carried by our original equipment manufacturers and distributors, and our original equipment manufacturers and distributors have in the past reduced planned purchases of our products due to overstocking. Such reductions in purchases due to overstocking occurred in the fourth quarter of 2000 and may occur again in the future. Moreover, distributors who have overstocked our products have in the past reduced their inventories of our products by selling such products at significantly reduced prices, and this may occur again in the future. Any reduction in planned purchases or sales at reduced prices by distributors or original equipment manufacturers in the future, could reduce the demand for our products, create conflicts with other distributors or otherwise harm our business. In addition, three times a year certain distributors are allowed to return a maximum of fifteen percent of our unsold products for an equal dollar amount of new equipment. The products must have been held in stock by such distributor and have been purchased within the four-month period prior to the return date. We cannot assure you that we will not experience significant returns in the future or that we will make adequate allowances to offset these returns. We believe we have made adequate allowances for these returns to date.

     We are generally required to give our distributors a 60-day notice of price increases. Orders entered by distributors within the 60-day period are filled at the lower product price. In the event of a price decrease, we are sometimes required to credit distributors the difference in price for any stock they have in their inventory. In addition, we grant certain of our distributors "most favored customer" terms, pursuant to which we have agreed to, not knowingly, grant another distributor the right to resell our products on terms more favorable than those granted to the existing distributor, without offering the more favorable terms to the existing distributor. It is possible that these price protection and "most favored customer" clauses could cause a material decrease in the average selling prices and gross margins of our products, which could in turn have a material adverse effect on distributor inventories, our business, financial condition or results of operations.

     In addition to being dependent on a small number of distributors for a majority of our net revenue, we believe our products are distributed to a limited number of service provider customers who are primarily competitive local exchange carriers. None of these service provider customers has any obligation to purchase additional products. Accordingly, we cannot assure you that present or future customers will not terminate their purchasing arrangements with either us or our distributors, or that they will not significantly reduce or delay the amount of our products that they order. Any such termination, change, reduction or delay in orders could harm our business.

General Economic Conditions Could Continue to Harm our Business

     We have become increasingly subject to adverse changes in general economic conditions, which can result in reductions in capital expenditures by the end user customers of our distributors and our direct sales customers, longer sales cycles, deferral or delay of purchase commitments for our products, and increased price competition. These factors materially impacted our business in the second half of 2000, and most severely in the fourth quarter, and if the current economic slowdown continues or worsens, these factors would continue to adversely affect our business and results of operations. In addition, in the second half of 2000 some service providers, which comprise our principal customers, experienced capital budget constraints, which caused financial troubles for these companies. This combined with service delays slowed the expected growth in this market which, in turn, resulted in our lower than expected revenues in the third and fourth quarters of 2000. If service providers continue to experience problems, our business may continue to be adversely impacted.

We are Substantially Dependant on Our Direct Sales and Direct Customers.

     Currently, a significant portion of the sales of our products is being made through direct sales. As a result, our continued success depends on building and maintaining good relations with our direct customers.

     We have limited knowledge of the financial condition of certain of our direct customers. We are aware, however, that some of our direct customers have limited financial and other resources that could impair their ability to pay us. We cannot assure you that any bad debts that we incur will not exceed our reserves or that the financial instability of one or more of our direct customers will not harm our business, financial condition or results of operations.

     Any reduction in planned purchases by direct customers could harm our business. In addition, we grant certain of our direct customers "most favored customer" terms, pursuant to which we have agreed to not knowingly provide another direct customer with similar terms and conditions a better price than those provided to the existing direct customer, without offering the more favorable prices to the existing direct customer. It is possible that these price protection and "most favored customer" clauses could cause a material decrease in the average selling prices and gross margins of our products, which could, in turn, harm our business.

     Our direct customers do not have any obligation to purchase additional products, and accordingly, they may terminate their purchasing arrangements with us, or significantly reduce or delay the amount of our products that they order without penalty. Any such termination, change, reduction or delay in orders would harm our business.

Our Growth is Dependent Upon Successfully Maintaining and Expanding Our Distribution Channels and Direct Sales.

   Our future net revenue growth will depend in large part on the following factors:

 .  our success in maintaining our current distributor and direct relationships;

 . diversifying our distribution channels by selling to new distributors and to new direct customers; and

 . improvement in general economic conditions and available funding for service providers.

Maintaining and Expanding Our Current Service Provider Customer Base

     Most of our existing distributors currently also distribute the products of our competitors. Some of our existing distributors may in the future distribute or use other competitive products. We cannot assure you that we will be able to attract and retain a sufficient number of our existing or future distributors and direct customers or that they will recommend, or continue to use, our products or that our distributors will devote sufficient resources to market and provide the necessary customer support for such products. In the event that any of our current distributors or direct customers reduce their purchases of our products, or that we fail to obtain future distributors or direct customers, our business could be harmed.

     In addition, it is possible that our distributors will give a higher priority to the marketing and customer support of competitive products or alternative solutions than to our products. Further, we cannot assure you that our distributors will continue to offer our products. Our distributor relationships are established through formal agreements that generally (1) do not grant exclusivity, (2) do not prevent the distributor from carrying competing products and (3) do not require the distributor to purchase any minimum dollar amount of our products. Additionally, our distribution agreements do not attempt to allocate certain territories for our products among our distributors. To the extent that different distributors target the same end users of our products, distributors may come into conflict with one another, which could damage our relationship with, and sales to, such distributors.

Our Operating Results Are Substantially Dependent on Sole and Single Source Suppliers.

     Although we generally use standard parts and components for our products, many key parts and components are purchased from sole source vendors for which alternative sources are not currently available. We currently purchase approximately fifteen key components from vendors for which there is currently no substitute, and we purchase over one hundred and twenty key components from single vendors. In addition, we rely on several independent manufacturers to provide certain printed circuit boards, chassis and subassemblies for our products. Our inability to obtain sufficient quantities of these components has in the past resulted in, and may in the future result in, delays or reductions in product shipments, which could harm our business, financial condition or results of operations. In the event of a reduction or interruption of supply, we may need as much as six months before we would begin receiving adequate supplies from alternative suppliers, if any. We cannot assure you that any such source would become available to us or that any such source would be in a position to satisfy our production requirements on a timely basis, if at all.
In such event, our business would be materially harmed.

     In addition, manufacturing certain of these single or sole source components is extremely complex, and our reliance on the suppliers of these components, especially for newly designed components, exposes us to potential production difficulties and quality variations that they experience, which has negatively impacted cost and timely delivery of our products. Any significant interruption in the supply, or degradation in the quality, of any such component could have a material adverse effect on our business, financial condition or results of operations.

Our Ability to Meet Customer Demand Depends on the Availability of Our
Components.

     Our distributors and direct customers frequently require rapid delivery after placing an order. Because we do not maintain significant component inventories, delays in shipment by one of our suppliers have lead to lost sales and sales opportunities. Lead times for materials and components vary significantly and depend on many factors, some of which are beyond our control, such as specific supplier performance, contract terms and general market demand for components. If distributor orders vary significantly from forecasts, we may not have enough inventories of certain materials and components to fill orders. Any shortages in the future, including those occasioned by increased sales, could result in delays in fulfillment of customer orders. Such delays could harm our business.

Our Dependence on Independent Manufacturers Could Result in Product Delivery Delays.

     We currently use several independent manufacturers to provide certain components, printed circuit boards, chassis and subassemblies. Our reliance on independent manufacturers involves a number of risks, including the potential for inadequate capacity, the unavailability of, or interruptions in access to certain process technologies, and reduced control over delivery schedules, manufacturing yields and costs. Some of our manufacturers and suppliers are undercapitalized, and such manufacturers or suppliers may be unable in the future to continue to provide manufacturing services or components to us. If these manufacturers are unable to manufacture our components in required volumes, we will have to identify and qualify acceptable additional or alternative manufacturers, which could take in excess of nine months. We cannot assure you that any such source would become available to us or that any such source would be in a position to satisfy our production requirements on a timely basis, if available. Any significant interruption in our supply of these components would result in delays or in the allocation of products to customers, which in turn could have a material adverse effect on our business, financial condition or results of operations. Moreover, since all of our final assembly and test operations are performed in one location, any fire or other disaster at our assembly facility would harm our business.

Our Executive Officers and Certain Key Personnel Are Critical to Our Business, and These Officers and Key Personnel May Not Remain With Us in the Future.

     Our success depends to a significant degree upon the continued contributions of our Chief Executive Officer, Corporate Development Officer and key management, sales, engineering, finance, customer support and product development personnel, many of whom would be difficult to replace. In particular, the loss of Roger Koenig, President and Chief Executive Officer, who co-founded us, could harm us. We believe that our future success will depend in large part upon our ability to attract and retain highly skilled managerial, sales, customer support and product development personnel. Competition for qualified personnel in our industry and geographic location is intense, and we cannot assure you that we will be successful in attracting and retaining such personnel. We do not have employment contracts with any of our key personnel. The loss of the services of any such persons, the inability to attract or retain qualified personnel in the future or delays in hiring required personnel, particularly engineering personnel and qualified sales personnel, could harm our business.

Our Growth is Dependent on Our Introduction of New Products and Enhancements to Existing Products, and Any Delay in Customers' Transition to Our New Products Could Adversely Affect Our Business.

     Our success depends on our ability to enhance our existing products and to timely and cost-effectively develop new products including features that meet changing end user requirements and emerging industry standards. However, we cannot assure you that we will be successful in identifying, developing, manufacturing, and marketing product enhancements or new products that will respond to technological change or evolving industry standards. We intend to continue to invest significantly in product and technology development. We have in the recent past experienced delays in the development and commencement of commercial shipment of new products and enhancements, resulting in distributor and end user frustration and delay or loss of net revenue. It is possible that we will experience similar or other difficulties in the future that could delay or prevent the successful development, production or shipment of such new products or enhancements, or that our new products and enhancements will not adequately meet the requirements of the marketplace and achieve market acceptance. Announcements of currently planned or other new product offerings by our competitors or us have in the past caused, and may in the future cause, distributors or end users to defer or cancel the purchase of our existing products. Our inability to develop, on a timely basis, new products or enhancements to existing products, or the failure of such new products or enhancements to achieve market acceptance, could harm our business.

     The development of new, technologically advanced products is a complex and uncertain process requiring high levels of innovation, as well as the accurate anticipation of technological and market trends. Our introduction of new or enhanced products will also require us to manage the transition from older products in order to minimize disruption in customer ordering patterns, avoid excessive levels of older product inventories and ensure that adequate supplies of new products can be delivered to meet customer demand. We have historically reworked certain of our products in order to add new features which were included in subsequent release of such product. We can give no assurance that these historical practices will not occur in the future and cause us to record lower revenue or negatively affect our gross margins.

     We believe that average selling prices and gross margins for our products will decline as such products mature and as competition intensifies. To offset declining selling prices, we believe that we must successfully reduce the costs of production of our existing products and introduce and sell new products and product enhancements on a timely basis at a lower cost or sell products and product enhancements that incorporate features that enable them to be sold at higher average selling prices. We may not be able to achieve the desired cost savings. To the extent that we are unable to reduce costs sufficiently to offset any declining average selling prices or we are unable to introduce enhanced products with higher selling prices, our gross margins will decline, and such decline would harm our business.

We Face Risks Associated with Acquisitions.

     In 2000 we acquired Millennia Systems, Inc. and certain product lines of Litton Network Access Systems ("LNAS"), and we may acquire or make similar such investments in complementary companies, products or technologies in the future. We face uncertainty in successfully integrating the acquired business of Millennia Systems, Inc. and the acquired assets of LNAS. In addition, if we buy a company, we could have difficulty in integrating that company's personnel and operations. Furthermore, the key personnel of the acquired company may decide not to work for us. If we make other types of acquisitions, we could have difficulty in assimilating the acquired technology or products into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. We may have to incur debt, write-off software development costs or other assets, incur severance liabilities, amortize expenses related to goodwill and other intangible assets or issue equity securities to pay for any future acquisitions. The issuance of equity securities could dilute our existing stockholders' ownership.

     We cannot assure you that we will be successful in overcoming these or any other significant risks encountered in any acquisition we may make. The failure to achieve the anticipated benefits of these or any future acquisitions, or to successfully integrate the acquired operations, could harm our business and results of operations.

Our Products May Suffer From Defects or Errors That May Subject Us to Product Returns and Product Liability Claims.

     Our products have contained in the past, and may contain in the future, undetected or unresolved errors when first introduced or when new versions are released. Despite our extensive testing, errors, defects or failures are possible in our current or future products or enhancements. If such defects occur after commencement of commercial shipments, the following may happen:

 .  delay in or loss of market acceptance and sales;

 .  product returns;

 . diversion of development resources resulting in new product development delay;

 .  injury to our reputation; or

 .  increased service and warranty costs.

     Any of these results could have a material adverse effect on our business. Significant delays in meeting deadlines for announced product introductions or enhancements or performance problems with such products could result in an undermining of customer confidence in our products, which would harm our customer relationships as well.

     Although we have not experienced any product liability claims to date, the sale and support of our products entails the risk of such claims, and it is possible that we will be subject to such claims in the future. A successful product liability claim brought against us could harm our business. Our agreements with our distributors and direct customers typically contain provisions designed to limit our exposure to potential product liability claims. However, it is possible that the limitation of liability provisions contained in our agreements may not be effective or adequate under the laws of certain jurisdictions.

A Longer Than Expected Sales Cycle May Affect Our Revenues and Operating
Results.

     The sale of our broadband digital access products averages approximately four to twelve months in the case of service providers, but can take significantly longer in the case of incumbent local exchange carriers and other end users. This process is often subject to delays over which we have little or no control, including (1) a distributor's or a service provider's budgetary constraints, (2) distributor or service provider internal acceptance reviews,
(3) the success and continued internal support of a service provider's own development efforts, and (4) the possibility of cancellation or delay of projects by distributors or service providers. In addition, as service providers have matured and grown larger, their purchase process may become more institutionalized, and it will become increasingly difficult, and requires more of our time and effort, to gain the initial acceptance and final adoption of our products by these end users. Although we attempt to develop our products with the goal of facilitating the time to market of our service provider's products, the timing of the commercialization of a new distributor or service provider applications or services based on our products is primarily dependent on the success and timing of a service provider's own internal deployment program. Delays in purchases of our products can also be caused by late deliveries by other vendors, changes in implementation priorities and slower than anticipated growth in demand for our products. A delay in, or a cancellation of, the sale of our products could harm our business and cause our results of operations to vary significantly from quarter to quarter.

We Must Keep Pace with Rapid Technological Change to Remain Competitive.

     The communications marketplace is characterized by (1) rapidly changing technology, (2) evolving industry standards, (3) changes in end user requirements and (4) frequent new product introductions and enhancements that may render our existing products obsolete. We expect that new packet based technologies will emerge as competition in the communications industry increases and the need for higher volume and more cost efficient transmission equipment expands. Industry standards for multi-service digital access equipment and technology are still evolving. The introduction of products embodying new technologies or the emergence of new industry standards can render existing products obsolete or unmarketable. For example, if the business market were to broadly adopt telecommunications equipment based on cable modems or cable telephony, sales of our existing or future products could be significantly diminished. As standards and technologies evolve, we will be required to modify our products or develop and support new versions of our products. The failure of our products to comply, or delays in achieving compliance, with the various existing and evolving industry standards could harm sales of our current products or delay introduction of our future products.

Failure to Meet Future Capital Needs May Adversely Affect Our Business.

     We require substantial working capital to fund our business. As of December 31, 2000, we had approximately $52.0 million dollars in cash and short-term investments. We believe that such cash and cash equivalents, together with cash generated by operations, if any, will be sufficient to meet our capital requirements for at least the next twelve months. However, our capital requirements depend on several factors, including the rate of market acceptance of our products, the ability to expand our client base, the growth of sales and marketing and other factors. If capital requirements vary materially from those currently planned, we may require additional financing sooner than anticipated. If additional funds are raised through the issuance of equity securities, the percentage ownership of our stockholders will be reduced, stockholders may experience additional dilution, or such equity securities may have rights, preferences or privileges senior to those of the holders of our common stock. Additional financing may not be available when needed on terms favorable to us or at all. If adequate funds are not available or are not available on acceptable terms, we may be unable to develop or enhance our services, take advantage of future opportunities or respond to competitive pressures, which could harm our business.

Continued Expansion of the Market for Communications Services is Necessary for Our Future Growth.

     Our success will also depend on continued growth in the market for communications services. The global communications marketplace is evolving, and it is difficult to predict our potential size or future growth rate. We cannot assure you that this market will continue to grow. Moreover, increased regulation may present barriers to the sales of existing or future products. If this market fails to grow or grows more slowly or in a different direction than we currently anticipate, our business would be harmed. In the second half of 2000 adverse changes and economic conditions adversely impacted the market for the communications services. If the current economic slowdown continues or worsens the market for communications services will continue to be effected which would subsequently have an adverse affect on our business.

Our Failure to Adequately Protect Our Proprietary Rights May Adversely Affect
Us.

     We rely primarily on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect our proprietary rights. As of March 31, 2001, we have a total of eight U.S. patents and we have nine additional patents that are pending issuance. We also have four U.S. registered trademarks, eight U.S. trademark applications pending and five international trademark applications pending. We have entered into confidentiality agreements with our employees and consultants and entered into non-disclosure agreements with our suppliers, customers and distributors in order to limit access to and disclosure of our proprietary information. However, such measures may not be adequate to deter and prevent misappropriation of our technologies or independent third-party development of similar technologies.

     Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use trade secrets or other information that we regard as proprietary. Further, we may be subject to additional risks as we enter into transactions in foreign countries where intellectual property laws do not protect our proprietary rights as fully as do the laws of the U.S. We cannot assure you that our competitors will not independently develop similar or superior technologies or duplicate any technology that we have. Any such events could harm our business.

     The telecommunications industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. As the number of entrants in our markets increases and the functionality of our products is enhanced and overlaps with the products of other companies, we may become subject to claims of infringement or misappropriation of the intellectual property rights of others. From time to time, third parties may assert patent, copyright, trademark and other intellectual property rights to technologies that are important to us. We have no assurance that any future claims, if determined adversely to us, would not harm our business. In our distribution agreements, we agree to indemnify distributors and service provider customers for any expenses or liabilities resulting from claimed infringements of patents, trademarks or copyrights of third parties. In certain limited instances, the amount of such indemnities may be greater than the net revenue we may have received from the distributor.

     In the event litigation is required to determine the validity of any third-party claims, such litigation, whether or not determined in our favor, could result in significant expense to us, divert the efforts of our technical and management personnel or cause product shipment delays. In the event of an adverse ruling in any litigation, we might be required to discontinue the use and sale of infringing products, expend significant resources to develop non-infringing technology or obtain licenses from third parties. In the event of a claim or litigation against or by us or our failure to develop or license a substitute technology on commercially reasonable terms, our business could be harmed.

Our Stock Price Has Been Highly Volatile.

     The market price of our common stock has been and is likely to continue to be subject to fluctuations in response to variations in operating results, announcements of technological innovations or new products by us or our competitors, changes in financial estimates or recommendations by securities analysts, regulatory developments and other events or factors. In addition, the stock market in general and the market prices of equity securities of many high technology companies in particular, have experienced extreme price fluctuations, which often have been unrelated to the operating performance of such companies. These broad market fluctuations may harm the market price of our common stock. Our stock price and the stock market in general have been particularly volatile in recent quarters.

We are Controlled by a Small Number of Stockholders.

     Our members of the Board of Directors and executive officers, together with members of their families and entities that may be deemed affiliates of or related to such persons or entities, beneficially own approximately 57.4% of our outstanding shares of common stock. In particular, Mr. Koenig and Ms. Pierce, our Chief Executive Officer and Corporate Development Officer, respectively, are married and together beneficially own approximately 55.8% of our outstanding shares of common stock. Accordingly, these stockholders are able to elect all members of our Board of Directors and determine the outcome of all corporate actions requiring stockholder approval, such as mergers and acquisitions. This level of ownership by such persons and entities may delay, defer or prevent a change in control and may harm the voting and other rights of other holders of our common stock.


                                USE OF PROCEEDS

     We will not receive any proceeds from the sale of the common stock by the Selling Stockholders. All net proceeds from the sale of the common stock covered by this prospectus will go to the Selling Stockholders who offer and sell their shares.

                              SELLING STOCKHOLDERS

     The following table sets forth the number of shares owned by each of the Selling Stockholders as of May 18, 2000. None of the Selling Stockholders has had a material relationship with Carrier Access within the past three years other than as described below or as a result of the ownership of the shares or other securities of Carrier Access. None of the Selling Stockholders holds a number of shares that exceeds 1% of Carrier Access's outstanding capitalization. No estimate can be given as to the amount of shares that will be held by the Selling Stockholders after completion of this offering because the Selling Stockholders may offer all or some of the shares and because there currently are no agreements, arrangements or understandings with respect to the sale of any of the shares. The shares offered by this prospectus may be offered from time to time by the Selling Stockholder named below.

                                                                     Number of Shares
                                                                     which may be Sold
                                            Number of Shares          Pursuant to the
     Name of Selling Stockholder           Beneficially Owned          Prospectus (1)
 --------------------------------------------------------------------------------------
  Kenneth Ferris and Patricia Ferris           42,475                      32,039
  Phillip Couch and Roberta Couch              42,475                      32,039
  Mark Sanders and Terri Sanders                7,970                       6,007

------------------------
(1) Does not include an aggregate of 22,835 shares of common stock beneficially owned by the Selling Stockholders that have been deposited in escrow to secure the indemnification obligations of the Selling Stockholders. A number of shares equivalent to these escrow shares have been included in this registration statement, but they are not included in this column of the table. We intend to file a prospectus supplement to reflect any change in the number of shares offered by the individual selling stockholders as a result of the expiration of the escrow or the effect of the provisions described in the prior footnote.

                             PLAN OF DISTRIBUTION

     We are registering all 92,920 shares of common stock (the "Shares") on behalf of the Selling Stockholders. We originally issued these shares in connection with an Agreement and Plan of Reorganization dated August 4, 2000, which we entered into with Millenia Acquisition Corporation, a Virginia corporation and wholly owned subsidiary of Carrier Access, and Millennia Systems, Inc., a Virginia corporation. We originally issued these shares pursuant to exemptions from the registration provided by Section 4(2) and Rule 506 of the Securities Act. As used in this prospectus, "Selling Stockholders" includes the pledgees, donees, transferees or other successors in interest that receive such shares as a gift, partnership distribution or other non-sale related transfer. The Shares may be offered and sold from time to time by the Selling Stockholders. The Selling Stockholders will act independently of Carrier Access in making decisions with respect to the timing, manner and size of each sale.

     The Selling Stockholders may sell the Shares in the over-the-counter market or otherwise, at (1) market prices prevailing at the time of sale, (2) prices related to the prevailing market prices or (3) negotiated prices. The Selling Stockholders may sell some or all of their Shares through:

     . a block trade in which a broker-dealer may resell a portion of the block, as principal, in order to facilitate the transaction;

     . purchases by a broker-dealer as principal and resale by such broker-dealer for its own account;

     . an over-the-counter distribution in accordance with the rules of the Nasdaq National Market;

     . ordinary brokerage transactions and transactions in which the broker solicits purchasers; or

     .  in privately negotiated transactions.

     To the extent required, this prospectus may be amended and supplemented from time to time to describe a specific plan of distribution.

     In connection with the distribution of the Shares, the Selling Stockholders may also enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of Carrier Access's common stock in the course of hedging the positions they assume with the Selling Stockholders. The Selling Stockholders may also:

     . sell Carrier Access common stock short and redeliver the Shares to close out such short positions;

     . enter into option or other types of transactions that require the Selling Stockholder to deliver the Shares to a broker-dealer, who will then resell or transfer the Shares pursuant to this prospectus (as supplemented or amended to reflect such transaction); or

     . loan or pledge the Shares to a broker-dealer, who may sell the loaned shares or, in the event of default, sell the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).

In addition, any Shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

     The Selling Stockholders may negotiate and pay broker-dealers commissions, discounts or concessions for their services. Broker-dealers engaged by the Selling Stockholders may allow other broker-dealers to participate in resales. However, the Selling Stockholders and any broker-dealers involved in the sale or resale of the Shares may qualify as "underwriters" within the meaning of Section 2(11) of the Securities Act. In addition, the broker-dealers' commissions, discounts or concessions may qualify as underwriters' compensation under the Securities Act. If the Selling Stockholders qualify as "underwriters," they will be subject to the prospectus delivery requirements of the Act. Carrier Access will pay all expenses incident to the offering and sale of the Shares to the public other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes.

     We have advised the Selling Stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of Shares in the market and to the activities of the Selling Stockholders and their affiliates. In addition, we will make copies of this prospectus available to the Selling Stockholders, and we have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the Shares offered hereby. The Selling Stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

     At the time a particular offer of Shares is made, if required, a Prospectus Supplement will be distributed that will set forth the number of Shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

     The sale of Shares by the Selling Stockholders is subject to compliance by the Selling Stockholders with certain contractual restrictions they have with us. There can be no assurance that the Selling Stockholders will sell all or any of the Shares.

     We have agreed to bear all costs, expenses and fees in connection with the registration of the shares. The Selling Stockholders will bear all commissions and discounts, if any, attributable to the sales of the shares. The Selling Stockholder may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. We have agreed to indemnify certain Selling Stockholders against certain liabilities, including liabilities under the Securities Act. The Selling Stockholders have agreed to indemnify us and certain related persons against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for Carrier Access by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

     The financial statements and related financial statement schedule of Carrier Access Corporation as of December 31, 1999 and 2000, and for each of the years in the three-year period ended December 31, 2000, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.